Exhibit 99.1

CollPlant Biotechnologies Unveils Inaugural ESG and Sustainability Report

REHOVOT, Israel, July 29, 2024 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and medical aesthetics, today announced the release of its inaugural Environmental, Social and Corporate Governance (ESG) and Sustainability Report covering 2023.

The Company’s first report details the initiatives that CollPlant has taken to adopt an ESG strategy with a focus on the pillars that represent the areas with the highest impact. In aligning the Company’s operations with its ethical commitments, the Company plans to enhance plant-based production, reduce emissions, and deliver safe and reliable medical solutions. The report reflects CollPlant’s wide commitment to fostering environmental sustainability and enhancing human health, as well as advancing social and corporate governance objectives that contribute to the Company’s impact.

Yehiel Tal, Chief Executive Officer of CollPlant Biotechnologies, stated, “We’ve established a corporate sustainability strategy with clear targets in key areas that we believe are crucial to our stakeholders. I would like to emphasize that our overall strategy is driven by our vision to lead in regenerative medicine and improve global health with our innovative collagen technology. Our inaugural ESG report lays the foundation for sharing our journey, ambitions, and the tangible steps we are taking towards a sustainable future.”

CollPlant’s strategy is anchored in three pillars—Impact on the Planet, Impact on People, and Impact on Business Conduct—all of which guide its efforts and form the core of the Company’s sustainability reporting.

Mr. Tal continued, “We are deeply committed to accelerating the transition to a low-carbon footprint world and plan to continue to make progress in enhancing our corporate ESG practices. Inherently, our business is designed around creating less environmental impact on the planet and our ESG and Sustainability Report details the various ways we contribute to the welfare of the habitats and communities we serve. Our innovative rhCollagen eliminates the need for traditional animal-derived collagen sources, thereby reducing the environmental strain associated with conventional collagen production methods. This promotes more ethical and sustainable practices.”

Click here to read the full sustainability report.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com